Exhibit 3.2

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Blugrass Energy Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended in its entirety to read as follows: The name of the corporation is Rio Grande Petroleum Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 68%

4.	Effective date of filing: (optional)	5/14/11

5.	Signature: (required)	/s/ Abram Janz Signature of Officer